Issuer Free Writing Prospectus dated March 8, 2021

Filed Pursuant to Rule 433

Registration No. 333-253630

(Supplementing the Preliminary Prospectus Supplement

dated March 8, 2021 to the Prospectus dated February 26, 2021)

PRICING TERM SHEET

Pacific Gas and Electric Company

$1,500,000,000 1.367% First Mortgage Bonds due 2023 (the “2023 Mortgage Bonds”)

$450,000,000 3.25% First Mortgage Bonds due 2031 (the “2031 Mortgage Bonds”)

$450,000,000 4.20% First Mortgage Bonds due 2041 (the “2041 Mortgage Bonds”)

The information in this pricing term sheet relates to Pacific Gas and Electric Company’s offering of mortgage bonds listed above and should be read together with the preliminary prospectus supplement dated March 8, 2021 (the “Preliminary Prospectus Supplement”) relating to such offering and the accompanying prospectus dated February 26, 2021, including the documents incorporated by reference therein, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, included in the Registration Statement No. 333-253630 (as supplemented by such Preliminary Prospectus Supplement, the “Preliminary Prospectus”). The information in this pricing term sheet supplements the Preliminary Prospectus and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. Other information (including financial information) presented or incorporated by reference in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

Issuer:	Pacific Gas and Electric Company

Anticipated Ratings (Moody’s/S&P/Fitch):*	Baa3 (stable) / BBB- (negative) / BBB- (stable)

Aggregate Principal Amount Offered:	2023 Mortgage Bonds: $1,500,000,000 2031 Mortgage Bonds: $450,000,000 2041 Mortgage Bonds: $450,000,000

Issue Price:

2023 Mortgage Bonds: 100.00%, plus accrued interest, if any, from March 11, 2021

2031 Mortgage Bonds: 99.788%, plus accrued interest, if any, from March 11, 2021

2041 Mortgage Bonds: 99.708%, plus accrued interest, if any, from March 11, 2021

Trade Date:	March 8, 2021

Settlement Date:**	March 11, 2021 (T+3)

Maturity Date:	2023 Mortgage Bonds: March 10, 2023 2031 Mortgage Bonds: June 1, 2031 2041 Mortgage Bonds: June 1, 2041

Interest Payment Dates:	Interest on the 2023 Mortgage Bonds will be payable semi-annually in arrears on March 10 and September 10 of each year, commencing on September 10, 2021.

Interest on the 2031 Mortgage Bonds and 2041 Mortgage Bonds will be payable semi-annually in arrears on June 1 and December 1 of each year, commencing on June 1, 2021.

Interest:	2023 Mortgage Bonds: 1.367% per annum 2031 Mortgage Bonds: 3.25% per annum 2041 Mortgage Bonds: 4.20% per annum

Regular Record Dates:

With respect to the 2023 Mortgage Bonds, February 24 and August 27, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

With respect to the 2031 Mortgage Bonds and the 2041 Mortgage Bonds, May 15 and November 15, as the case may be, immediately preceding the applicable interest payment date (whether or not such record date is a business day).

Proceeds to the Company:	Approximately $2,385,619,500 (after deducting the underwriting discounts but before deducting estimated offering expenses payable by the Company).

Benchmark Treasury:	2023 Mortgage Bonds: 0.125% due February 28, 2023 2031 Mortgage Bonds: 1.125% due February 15, 2031 2041 Mortgage Bonds: 1.875% due February 15, 2041

Benchmark Treasury Price:	2023 Mortgage Bonds: 99-29 3/8 2031 Mortgage Bonds: 95-19+ 2041 Mortgage Bonds: 94-14

Benchmark Treasury Yield:	2023 Mortgage Bonds: 0.167% 2031 Mortgage Bonds: 1.605% 2041 Mortgage Bonds: 2.222%

Spread to Benchmark Treasury:	2023 Mortgage Bonds: +120 basis points 2031 Mortgage Bonds: +167 basis points 2041 Mortgage Bonds: +200 basis points

Yield to Maturity:	2023 Mortgage Bonds: 1.367% 2031 Mortgage Bonds: 3.275% 2041 Mortgage Bonds: 4.222%

Optional Redemption:

The Company may, at its option, redeem at any time and from time to time on or after September 10, 2021, the 2023 Mortgage Bonds, at 100% of the principal amount of the 2023 Mortgage Bonds being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

The Company may, at its option, redeem at any time and from time to time prior to March 1, 2031, in the case of the 2031 Mortgage Bonds, and December 1, 2040, in the case of the 2041 Mortgage Bonds, some or all of the mortgage bonds of the applicable series at 100% of the principal amount to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, plus a “make-whole premium”

calculated based on the applicable Treasury Rate +25 bps, in the case of the 2031 Mortgage Bonds, and + 30 bps, in the case of the 2041 Mortgage Bonds.

On or after March 1, 2031, in the case of the 2031 Mortgage Bonds, and December 1, 2040 in the case of the 2041 Mortgage Bonds, the Company may redeem the mortgage bonds, in whole or in part, at 100% of the principal amount of the mortgage bonds being redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Use of Proceeds:	The Company intends to use the net proceeds from the sale of the mortgage bonds for (i) the prepayment of all of the $1.5 billion 364-day term loan facility outstanding under the term loan credit agreement and (ii) the repayment of all of the borrowings outstanding under the revolving credit facility pursuant to the revolving credit agreement; any remaining proceeds will be used for general corporate purposes, including the repayment of a portion of borrowings outstanding under the accounts receivable facility, all as described in the Preliminary Prospectus.

CUSIP / ISIN:	2023 Mortgage Bonds: 694308 JS7 / US694308JS73 2031 Mortgage Bonds: 694308 JT5 / US694308JT56 2041 Mortgage Bonds: 694308 JU2 / US694308JU20

Joint Book-Running Managers:	BNP Paribas Securities Corp. Citigroup Global Markets Inc. Credit Suisse Securities (USA) LLC MUFG Securities Americas Inc. Mizuho Securities USA LLC Wells Fargo Securities, LLC

Co-Managers:	BMO Capital Markets Corp. BNY Mellon Capital Markets, LLC Academy Securities, Inc. CastleOak Securities, L.P. Samuel A. Ramirez & Company, Inc. Cabrera Capital Markets LLC R. Seelaus & Co., LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**Note: It is expected that delivery of the mortgage bonds will be made against payment thereof on or about March 11, 2021, which will be the third business day following the date of the pricing of the mortgage bonds (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market are generally required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the mortgage bonds prior to the second business day preceding the date of delivery of the mortgage bonds will be required, by virtue of the fact that the mortgage bonds will initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the mortgage bonds who wish to trade the mortgage bonds prior to the second business day preceding the date of delivery of the mortgage bonds should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting each of BNP Paribas Securities Corp., at 1-800-854-5674; Citigroup Global Markets Inc., at 1-800-831-9146; Credit Suisse Securities (USA) LLC, at 1-800-221-1037 or usa.prospectus@credit-suisse.com; or MUFG Securities Americas Inc., at 1-877-649-6848.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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